UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

Upshift Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       October 3, 2012

Physical address of issuer

981 Mission St, San Francisco, CA 94103

Website of issuer

https://upshiftcars.com

Name of Intermediary through which the offering will be conducted

OpenDeal Portal LLC dba "Republic"

CIK number of Intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number of Intermediary

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the issuer shall pay a fee of three and a half percent (3.5%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive a Security-compensation equal to one percent (1%) of the total number of Securities sold in the Offering.

Type of Security offered:

Nominee Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered:

25,000

Price (or method for determining price)

$1.00

Target Offering Amount:

$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from the Target Offering Amount):

$535,000

Deadline to reach the Target Offering Amount

November 18, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$659,846.00	$262,013.00
Cash & Cash Equivalents	$240,507.00	$10,006.00
Accounts Receivable	$6,700.00*	$7,467.00
Short-term Debt	$553,280.00	$378,653.00
Long-term Debt	$325,860.00	$330,712.00
Revenues/Sales	$196,677.00	$143,464.00
Cost of Goods/ Services Sold	$117,300.00	$360,109.00**
Taxes Paid	$0.00	$0.00
Net Income	($597,910.00)	($214,299.00)

*Net amount of accounts receivable.
**This figure is represented as "Total Operating Expenses" within the Company's financial statements for 2020.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

June 24, 2022

Upshift Inc.



Up to $535,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Upshift Inc. ("**Upshift**," the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Nominee Crowd SAFEs (Simple Agreements for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by November 18, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*." In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty eight (48) hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$6	$144
Maximum Individual Purchase Amount (3)(4)	$53,500	$2,140	$51,360
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$535,000	$21,400	$513,600

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the three and a half percent (3.5%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://upshiftcars.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/upshift-2022.

The date of this Form C is June 24, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Upshift Inc. is a Delaware corporation, incorporated on October 3, 2012.

The Company is located at 981 Mission St, San Francisco, CA 94103.

The Company's website is https://upshiftcars.com.

The Company conducts business in California.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/upshift-2022 (the "**Deal Page**") and the version published as of the date of this Form C is attached as <u>Exhibit B</u>. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view <u>Exhibit B</u> as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	535,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150+
Maximum Individual Purchase Amount	$53,500+
Offering Deadline	November 18, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 26.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We rely on other companies to provide services for the Company.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. For example, we purchase our vehicle fleet from Toyota. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies, such as Toyota, fail to perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers. We currently rely exclusively on Toyota and its Prius hybrid and RAV4 SUV hybrid to supply us with vehicle fleet. Continued unavailability of those models at acceptable prices, or at all, may adversely affect our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Ezra Goldman. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The current difficulty of acquiring automobiles may adversely affect the financial performance of the Company.

Currently, there is an increased difficulty to acquire automobiles due to a supply chain and chip shortages. The Company relies on the acquisition of automobiles to grow its business. The difficulty of acquiring automobiles may adversely impact the Company's financial performance.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product/service launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 7,462,316 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Changes in government regulations or imposition of new regulations could adversely impact our business.

The Company may be subject to franchise and consumer protection laws in the future. The vehicle subscriptions are gaining increasing government scrutiny. In March 2018, Indiana enacted a temporary ban on car subscriptions. In California, where many car subscription services are offered, a bill passed the state Assembly that would restrict subscription business to franchisees, only to be amended in later readings to remove the language regarding subscription services. Lawmakers in New Jersey are reportedly considering similar changes. How the subscription programs are structured—and the involvement of dealers and automakers in the subscription programs—will be an area of development as the programs expand to a greater number of cities and states around the country. Although the Company's fractional car subscription model may differ from those subscription programs, California, where the Company operates, and other states may attempt to regulate or ban fractional subscription services. California is among the first states to look at how to treat vehicles in the growing number of subscription programs. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information, may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

There is currently no regulatory environment for remote vehicle teleoperations, and the status of regulations may impact our business.

Remote vehicle teleoperations is substantively different from fully autonomous driving and is not bound by any autonomous vehicle regulations. We have had multiple high-level meetings with the California Department of Motor Vehicles, California Department of Highway Patrol, San Francisco Municipal Transportation Authority, and the San Francisco Department of Public Works. There may be regulations in the future for remote vehicle teleoperations and we are in close contact with the relevant agencies to help shape it.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five (5) business days prior to the end of the

Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one (1) year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity), investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF

Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Upshift is a fractional car leasing service. Members subscribe to one of our transparent, all-inclusive monthly plans based on how often they drive, with no long-term commitment. On the days they need a car, we deliver a Toyota Prius or Hybrid Toyota RAV4 SUV to their door, clean and with a full tank of gas. When they are done, we pick it up anywhere in our San Francisco service zone. Our plans include our custom full coverage insurance, routine maintenance, and 24/7 roadside assistance.

Business Plan

We plan to (i) increase our vehicle fleet from twenty-two (22) to one hundred (100) cars by the end of 2022, (ii) add an electric car to our fleet and develop the infrastructure, technology and logistical operations for a shared electric fleet, (iii) integrate third party autonomous teleoperations hardware and software systems to deliver our cars via remote control, (iii) hire operations, marketing, and engineering to grow our team, (iv) launch the Washington, DC market, and (v) custom design the UI/UX of our new Active Admin backend panel and rebuild existing backend systems from Forest Admin, Google Sheets, and OTA Keys telematics systems onto the new Active Admin panel. We plan to secure debt financing for vehicles and a three-million dollar ($3,000,000) equity seed round from institutional investors which we aim to close by the middle of 2022 to scale to one hundred (100) cars and one hundred fifty thousand dollars ($150,000) per month in monthly recurring revenue before potential raising of a ten million dollar ($10,000,000) Series A to launch five (5) new markets.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fractional car subscriptions	Subscribe to a car based on how often you drive	Direct-to-Consumer, focused on weekend usage is our core market. We also have flexwork/part-time commuters and Direct-to-Business (meetings/events) to drive midweek usage. Members tend to be 30-45 YO professionals or 55-65 YO empty nesters.

Competition

Our most direct competition is traditional car leasing from a dealership. However, leases have a minimum of 10,000 miles/year and 2-year commitment, with a significant down payment, access to one car only, and you need to take care of maintenance, parking, repairs, insurance, etc. Carshare services like Zipcar are expensive and do not offer consistent availability in every location, especially during peak times. Peer-to-peer carshare (e.g., Turo, Getaround) has the same issues, but cars are often dirty, unmaintained, or low on gas. Rental car locations and hours are inconvenient and cars tend to be generic and entry level. Kyte offers rental car delivery and car subscription, but does not offer a fractional lease. Cars, prices, and service aren't predictable for regular, recurrent use. Rideshare is a short ride across town with a driver, possibly shared with strangers. Upshift delivers you a hybrid car you drive yourself, personalized to your preferences. Members can now book, unlock and drive via app without meeting anyone in San Francisco. Soon they will also be able to get an electric car, delivered via remote teleoperator, in San Francisco and DC.

Customer Base

Our target member drives two thousand (2,000) to eight thousand (8,000) miles per year, which is substantially more than carshare drivers (less than one thousand (1,000) miles per year) and much less than those on traditional leases (ten thousand (10,000) to fifteen thousand (15,000) miles per year). Our members are individuals in San Francisco from ages 27 to 69 who use Upshift as an alternative to leasing a car. Such members are mostly urban professionals without children, or whose children have left home ("empty nesters"). Weekend use has been our core demand to date but we are seeing increasing midweek demand as employees and businesses begin to embrace the new normal of hybrid work (1-3 days/week in the office).

Supply Chain

We rely on original equipment manufacturers (OEMs) to produce cars, car financing partners to provide credit and make it available to purchase cars, hardware vendors to supply telematics hardware and software, and different SaaS providers for a range of needs (e.g. payments processing, driver's license checks, admin panel, web hosting, etc.).

Intellectual Property

We have developed custom software (delivery logistics mobile app for iOS and Android, member mobile app for iOS and Android, backend web admin panel for management of member accounts, reservations, billing, and subscriptions, and a dispatch and fleet management web app).

Trademarks

Application or Registration #	Mark	Description	File Date	Grant Date	Country
6100501	UPSHIFT	IC 039. US 100 105. G & S: Automobile timesharing service allowing individuals to share use of automobiles, and making reservations for the use of automobiles; Motor vehicle sharing services, namely, scheduling, planning, organizing, managing and providing the temporary use of motor vehicles; Micro-leasing of motor vehicles; fractional leasing of vehicles.	December 18, 2019	July 14, 2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to current or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3.5%	$875	3.5%	$18,725
Marketing expenses	10.5%	$2,625	10.5%	$56,175
R&D	6%	$1,500	6%	$32,100
Telematics	2%	$500	2%	$10,700
Founders	10%	$2,500	10%	$53,500
Engineering manager	9%	$2,250	9%	$48,150
Backend engineering	7%	$1,750	7%	$37,450
Mobile engineering	7%	$1,750	7%	$37,450
Design	5%	$1,250	5%	$26,750
Marketing salaries	8%	$2,000	8%	$42,800
Operations manager	10%	$2,500	10%	$53,500
Delivery staffing	10%	$2,500	10%	$53,500
Professional services	3%	$750	3%	$16,050
Office	2%	$500	2%	$10,700
Business insurance	4%	$1,000	4%	$21,400
Transaction fees	3%	$750	3%	$16,050
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Marketing expenses (10.5%): The proceeds allocated to marketing expenses are expenses for the Company's advertising.

Founders (10%): The proceeds allocated to founders are salaries to be paid to the Company's founders.

Operations Manager (10%): The proceeds allocated to the operations manager are salaries to be paid to the Company's operations manager.

Delivery Staffing (10%): The proceeds allocated to delivery staffing are salaries to be paid to the Company's delivery staff.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ezra Goldman	Co-Founder, Director, Chief Executive Officer, President	Upshift, Co-Founder, Director, Chief Executive Officer, President (Oct. 2012 – present) Manage all aspects of the Company's business, including but not limited to product development, hiring, fundraising, business development, partnerships, and business strategy.	PhD (ABD), University of Copenhagen, Transportation, 2011 Master's Degree, Urban Planning, Urban Design, Mobile Technology, Massachusetts Institute of Technology, 2007 BA, Reed College, Anthropology, 2003

Biographical Information

Ezra Goldman holds a Master's degree in City Planning from MIT. He has been engaged in new mobility services, innovation, and startups for over two decades. He co-founded a dock-less bikeshare in 1999 and worked on a folding electric scooter for shared use in 2006. He has consulted for Fortune 100 companies on the future of the internet of things in 2008 and published in the IEEE about the future of remote work in 2007. He was Managing Director of a startup in Copenhagen that built a private social media platform to engage end users in innovation processes. He speaks multiple languages, including professional Danish and Swedish.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ayako Hiwasa	Co-Founder, Head of Operations	Upshift, Co-Founder & Head of Operations (Oct. 2015 – present) Manage administrative operations, including but not limited to books and accounting, human resources management, payroll and payments, and insurance data reporting.	Royal Tropical Institute, University of Copenhagen, and Queen Margaret University; Master's Degree, Health System Strengthening and Financing; 2010 MS, International Cooperation Policy, International Public Administration, Ritsumeikan Asia Pacific University, 2008 BA, Ritsumeikan Asia Pacific University, Social Science, 2004 Bachelor of Education, Education and Development, The National University of Samoa, 2003

Biographical Information

Ayako Hiwasa is a Japanese immigrant to the US who holds two masters degrees. She has worked and studied in Asia, Europe and North America. She helped to launch a social enterprise in Cambodia that used computer training to empower people to avoid human trafficking. At the time, there was no government in power and she did not speak any Khmer or a lot of English. She now speaks both languages, and can accomplish a lot with limited resources and structure.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which 7,462,316 are issued and outstanding. At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,462,316 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount outstanding/Face Value	7,462,316
Voting Rights	One (1) vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type of security	SAFE
Amount outstanding/Face Value	$90,000
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	$12,000,000 valuation cap / 20% discount. Conversion upon an equity financing, liquidation, or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs are converted into Capital Stock in accordance with their terms, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.75%*

*The percentage calculation assumes conversion of SAFEs only, on a valuation cap of $12,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFE
Amount outstanding/Face Value	$230,000
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	$10,000,000 valuation cap / 20% discount. Conversion upon an equity financing, liquidation, or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the SAFEs are converted into Capital Stock in accordance with their terms, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	2.3%*

*The percentage calculation assumes conversion of SAFEs only, on a valuation cap of $10,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$707,727.93
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$8,000,000 valuation cap / 20% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	8.847%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Warrant
Amount outstanding/Face Value	1 warrant/ 34,350 shares of Common Stock ($0.01 exercise price)
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the warrant is exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.46%*

*The percentage calculation assumes exercise of the warrant only, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Options
Amount outstanding/Face Value	9 options / 295,000 shares of Common Stock
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the Company will issue new shares of Common Stock, which will dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	3.80%*

*The percentage calculation assumes exercise of the options only, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of debt	Convertible Notes
Amount outstanding	$341,669.00
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	Valuation cap is $6,000,000.00, conversion discount varies from 20% to 40%.
Maturity Date	12/31/2021
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	5.69%*

*The percentage calculation assumes conversion of the convertible notes only, on a valuation cap of $6,000,000, exclusive of all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type of debt	Convertible Notes
Amount outstanding	$341,669.00
Interest Rate and Amortization Schedule	3%
Description of Collateral	N/A
Other Material Terms	Valuation cap is $6,000,000.00, conversion discount varies from 20% to 40%.
Maturity Date	12/31/2021

Type of debt	Small Business Administration Loan
Amount outstanding	$74,083.48
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	Payments are deferred for thirty (30) months from the issuance of the loan.
Maturity Date	7/28/2050

Type of debt	Auto Loans
Amount outstanding	$392,879.21
Interest Rate and Amortization Schedule	0.9%, 2.9%, 5.49%, 5.99%, 7%, varying monthly payments
Description of Collateral	Automobile
Other Material Terms	N/A
Maturity Dates	November 15, 2023, July 7, 2024, July 30, 2025, and August 30, 2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ezra Goldman	6,000,000 shares of Common Stock	80.40%*

*This percentage calculation is derived from the Company's outstanding voting equities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on October 3, 2012 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company provides a fractional car subscription service.

Cash and Cash Equivalents

As of May 31, 2022, the Company has $301,349 cash on hand, which is expected to provide approximately 9 months of runway for the Company.

Liquidity and Capital Resources

Other than the proceeds from this Offering and other offerings, the Company has sales revenue as the main source of its capital.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the future, specifically to increase its vehicle fleet from 22 to 125 cars over the next twelve 12 months.

Valuation

On June 30, 2019, the Company's 409a valuation was $1,076,000, $0.05 per share. Purchasers should not rely on this exercise's valuation as the Securities being offered are priced arbitrarily.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$90,000	1	General operating expenses, engineering, marketing	May 10, 2022	Section 4(a)(2)
SAFE	$230,000	230,000	Building technology, new hires, general marketing, general working capital, intermediary fees, attorney's fees, accountant/auditor fees	December 23, 2021	Section 4(a)(2)
Crowd SAFE	$707,727.93	707,727	Building technology, new hires, general marketing, general working capital, intermediary fees, attorney's fees, accountant/auditor fees	November 25, 2019	Section 4(a)(6)
Common Stock	$100,000.84	7,462,316	General Working Capital	Sept. 15, 2019 and Oct. 9, 2019	Section 4(a)(2)
Options	$7,250.00	4	General Working Capital	Nov. 20, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons in the last twelve (12) months.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Nominee Crowd SAFEs (Simple Agreements for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by November 18, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you.**"

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $53,500, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty eight (48) hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least forty eight (48) hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided*

(i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "**Nominee**"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $3,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price.**"

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with the majority of the voting power of class of securities the Securities shadow.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of three and a half percent (3.5%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ezra Goldman
_____
(Signature)

Ezra Goldman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ezra Goldman
_____
(Signature)

Ezra Goldman
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

June 24, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

UPSHIFT INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Upshift Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Upshift Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Upshift Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 29, 2022

UPSHIFT INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	240,507
Accounts receivable, net		6,700
Prepaid expenses and other current assets		17,076
TOTAL CURRENT ASSETS		264,283

PROPERTY AND EQUIPMENT

Property and equipment, net		395,563
TOTAL ASSETS	$	659,846

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	7,941
Accrued interest		44,006
Notes payable - current portion		159,664
Convertible note - current portion		341,669
TOTAL CURRENT LIABILITIES		553,280

LONG-TERM LIABILITIES

Notes payable		325,860
TOTAL LONG-TERM LIABILITIES		325,860
TOTAL LIABILITIES		879,140

SHAREHOLDERS' EQUITY

Common stock, see note 6		75
Additional paid-in capital		123,615
Additional paid-in capital - SAFEs		951,882
Additional paid-in capital - stock options		2,434
Accumulated deficit		(1,297,300)
TOTAL SHAREHOLDERS' EQUITY		(219,294)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	659,846

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	196,677
COST OF GOODS SOLD		117,300
GROSS PROFIT		79,377
OPERATING EXPENSES		
Depreciation expense		79,602
General and administrative		150,679
Professional fees		59,600
Rent expense		19,625
Salaries and wages		190,583
Sales and marketing		73,286
TOTAL OPERATING EXPENSES		573,375
NET OPERATING LOSS		(493,998)
OTHER INCOME/(EXPENSES)		
Gain on sale of assets		7,467
Crowdfunding fees		(64,729)
Interest expense		(46,650)
TOTAL OTHER INCOME/(EXPENSES)		(103,912)
NET LOSS	$	(597,910)

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

UPSHIFT INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock		Additional Paid-in Capital	Additional Paid-in Capital - SAFEs	Additional Paid-in Capital - Stock Options	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount					
ENDING BALANCE, DECEMBER 31, 2020	7,462,316	$ 75	$ 123,615	$ 126,150	$ 2,198	$ (699,390)	$ (447,352)
Issuance of SAFEs	-	-	-	825,732	-	-	$ 825,732
Stock options vested	-	-	-	-	236	-	$ 236
Net loss	-	-	-	-	-	(597,910)	$ (597,910)
ENDING BALANCE, DECEMBER 31, 2021	7,462,316	$ 75	$ 123,615	$ 951,882	$ 2,434	$ (1,297,300)	$ (219,294)

See independent accountant's review report and accompanying notes to financial statements.

UPSHIFT INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (597,910)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	79,602
(Increase) decrease in assets:	
Accounts receivable	767
Increase (decrease) in liabilities:	
Accounts payable	1,702
Accrued interest	13,261
CASH USED FOR OPERATING ACTIVITIES	(502,578)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	(247,701)
CASH USED FOR INVESTING ACTIVITIES	(247,701)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common stock	236
Issuance of loans, net of repayments	154,812
Issuance of SAFE obligations	825,732
CASH PROVIDED BY FINANCING ACTIVITIES	980,780
NET INCREASE IN CASH	230,501
CASH AT BEGINNING OF YEAR	10,006
CASH AT END OF YEAR	$ 240,507

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 33,389
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Upshift Inc. (the "Company") was incorporated in the State of Delaware on October 3, 2012. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company believed all amounts in accounts receivable were collectable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing individuals with a fractional car membership. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $196,677 in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Stock Compensation Expense (continued)
The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021 was $236.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$ 3,244
Motor Vehicles	477,999
	481,243
Less: Accumulated depreciation	85,680
Total	$ 395,563

4. **Convertible Notes**

Prior to 2017 the Company issued $78,551 of 3% unsecured convertible notes (the "Notes") due December 31, 2021 ("Maturity Date"). The Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% ($15,000) or 60% ($63,551) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

During 2018, the Company issued $263,118 of 3% unsecured convertible notes (the "2018 Notes") due on the Maturity Date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("2018 Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a 2018 Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2021, the Notes have not yet converted, as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

5.   <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2021:

Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.	$ 9,498
Contract note payable; interest at 0.68% per annum, maturing in November 2023, monthly payment of $416, collateralized by a Company vehicle.	9,498
Contract note payable; interest at 7.65% per annum, maturing in July 2024, monthly payment of $453, collateralized by a Company vehicle.	12,702
Contract note payable; interest at 8.14% per annum, maturing in July 2025, monthly payment of $453, collateralized by a Company vehicle.	12,635
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.	21,388
Contract note payable; interest at 4.32% per annum, maturing in July 2025, monthly payment of $538, collateralized by a Company vehicle.	21,389
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 5.5% per annum, maturing in August 2025, monthly payment of $648, collateralized by a Company vehicle.	25,764
Contract note payable; interest at 7% per annum, maturing in May 2024, monthly payment of $8,585, collateralized by multiple Company vehicles.	228,477
Contract note payable; interest at 18% per annum, maturing in December 2022, monthly payment of $315, collateralized by Company assets.	3,232

5. **Notes Payable (continued)**

Contract note payable; interest at 8.61% per annum, maturing in August 2022, monthly payment of $1,999, uncollateralized.	15,992
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in July 2050, monthly payment of $340, collateralized by Company assets.	73,421
	$ 485,524
Less: Current portion of notes payable	159,664
Long term portion of notes payable	325,860

Maturity of the notes payable is as follows:

December 31, 2022	$ 159,664
December 31, 2023	149,264
December 31, 2024	84,355
December 31, 2025	24,152
December 31, 2026	1,520
Thereafter	66,569
	$ 485,524

6. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 7,462,316 shares have been issued and are outstanding.

Equity Incentive
The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 700,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2021, the Company has issued 295,000 stock options for common stock with an exercise price of either $0.01 or $0.05 per share that vest between 0-4 years. As of December 31, 2021, 295,000 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2021, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

6. <u>**Equity (continued)**</u>

Equity Incentive (continued)

	190,000 options issued in 2016:	105,000 options issued in 2019:
Exercise price	$0.01	$0.05
Fair value share price	$0.01	$0.05
Expected volatility	60.0%	60.0%
Expected term	2.00 years	2.00 years
Expected dividend rate	0.00%	0.00%
Risk-free rate	1.75%	1.75%
Fair value per share option	$0.003	$0.017

SAFE Obligations
The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $951,882. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance of all shares reserved for future issuance of the Company's equity incentive plan, convertible notes, and SAFEs.

Warrants
In July 2016, and later amended in August 2018, the Company issued a Common Stock Purchase Warrant to a majority shareholder of the Company for a price of $0.01 per share. The warrant allows for the purchase of 34,350 as of December 31, 2021. The number of shares under the agreement is subject to change as the agreement states that the number of shares that are exercisable is equal to the sum of (A) 30,150 and (B) the product of (i) 1400 and (ii) the total number of automobiles for which the holder has personally guaranteed a loan subsequent to August 30, 2018, and the exercise of the warrant. The warrant is exercisable through August 30, 2023.

7. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on October 3, 2012, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through April 29, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

UPSHIFT, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2020 and 2019

UPSHIFT, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	10,006	$	6,377
Accounts receivable		7,467		0
Prepaid expenses		17,076		17,077
Total Current Assets		34,549		23,454
Fixed Assets				
Equipment		279,566		103,630
Accumulated depreciation		(52,102)		(22,040)
Total Fixed Assets		227,464		81,590
Total Assets	$	262,013	$	105,044

LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	6,239	$	11,489
Convertible notes		341,669		78,551
Accrued interest		30,745		17,546
Total Current Liabilities		378,653		107,586
Long-Term Liabilities				
Convertible notes		0		263,118
Auto Loan		330,712		94,011
Total Long-Term Liabilities		330,712		357,129
Total Liabilities		709,365		464,715

STOCKHOLDERS' EQUITY				
Common Stock; $0.00001 par value, 10,000,000 shares authorized 7,462,316 shares issued and outstanding As of December 31, 2020 and 2019		75		75
Additional paid-in capital		123,615		123,615
Additional paid-in capital – SAFEs		126,150		0
Additional paid-in capital - stock options		2,198		1,730
Retained earnings		(699,390)		(485,091)
Total Stockholders' Equity		(447,352)		(359,671)
Total Liabilities and Stockholders' Equity	$	262,013	$	105,044

UPSHIFT, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	$ 143,464	$ 168,036
Operating expenses		
Professional fees	48,863	13,186
General and administrative	164,820	117,384
Salaries and wages	68,059	98,062
Rent	15,171	8,797
Selling and marketing	32,666	21,883
Stock option expense	468	1,083
Depreciation	30,062	15,962
Total operating expenses	360,109	276,357
Net Operating Income (Loss)	(216,645)	(108,321)
Other Income (Expense)		
Grant income	18,195	0
Interest expense	(15,849)	(12,284)
Net Income (Loss)	$ (214,299)	$ (120,605)

UPSHIFT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

| | Common Stock | | Additional Paid-In Capital | Additional Paid-In Capital - SAFEs | Additional Paid-In Capital - Stock Options | Retained Earnings | Total Stockholders' Equity |
	Shares	Par Value					
Balance as of December 31, 2018	7,462,316	$ 75	$ 97,950	$ 0	$ 647	$ (364,486)	$ (265,814)
Contributions from shareholders	0	0	25,665	0	0	0	25,665
Stock options vested	0	0	0	0	1,083	0	1,083
Net Income (Loss)	0	0	0	0	0	(120,605)	(120,605)
Balance as of December 31, 2019	7,462,316	75	123,615	0	1,730	(485,091)	(359,671)
Issuance of SAFEs	0	0	0	126150	0	0	126,150
Stock options vested	0	0	0	0	468	0	468
Net Loss	0	0	0	0	0	(214,299)	(214,299)
Balance as of December 31, 2020	7,462,316	$ 75	$ 123,615	$ 126,150	$ 2,198	$ (699,390)	$ (447,352)


UPSHIFT, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)


	2020	2019
Operating Activities		
Net Income (Loss)	$ (214,299)	$ (120,605)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation	30,062	15,962
Convertible note interest	13,199	10,251
Stock option expense	468	1,083
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(7,467)	0
(Increase) Decrease in prepaid expenses	1	(2,496)
Increase (Decrease) in accounts payable	(5,250)	9,493
Increase (Decrease) in deferred revenue	0	(10,102)
Net cash used in operating activities	(183,286)	(96,414)
Investing Activities		
Purchase of equipment	(175,936)	(47,634)
Net cash used in investing activities	(175,936)	(47,634)
Financing Activities		
Auto loan taken	236,701	47,634
Contributions from shareholders	25,665	25,665
Issuance of SAFEs	126,150	0
Net cash provided by financing activities	362,851	73,299
Net change in cash and cash equivalents	3,629	(70,749)
Cash and cash equivalents at beginning of period	6,377	77,126
Cash and cash equivalents at end of period	$ 10,006	$ 6,377

UPSHIFT, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Upshift, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on October 3, 2012. The Company is a fractional car leasing company that provides a professionally managed car-as-a-service for low mileage drivers. The Company's headquarters are in San Francisco, California. The company began operations in 2012.

Since Inception, the Company has relied on contributions from owners and the issuance of convertible notes to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $10,006 and $6,377 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by providing vehicles for people that don't need to have a vehicle every day. The Company's payments are generally collected upfront.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company $7,467 and $0 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of vehicles and equipment. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2020 and 2019 the Company had $227,464 and $81,590 in net fixed assets.

NOTE 4 – DEBT

Convertible Notes

Prior to 2017 the Company issued $78,551 of 3% unsecured convertible notes (the "Notes") due December 31, 2021 ("Maturity Date"). The Notes are automatically convertible into common stock on the completion of an equity offering of $500,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% ($15,000) or 60% ($63,551) of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

During 2018 the Company issued $263,118 of 3% unsecured convertible notes (the "2018 Notes") due on the Maturity Date. The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("2018 Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a 2018 Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2020, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

Small Business Administration Loan

In July 2020, the Company entered into a loan agreement for $69,600 with an interest rate of 3.75% and a maturity date of July 28, 2050. Payments are deferred for twelve months from the issuance of the loan.

Auto Loans

In 2018 the Company issued a promissory note for $48,752 for two Toyota Priuses for the Company's business activities. The note bears a 0.9% interest rate, five-year term, and a monthly payment of $832. In 2019 the Company entered into two auto loan agreements, one for $24,258 with a 2.9% interest rate, and one for $23,376 with a 5.9% interest rate, both with a maturity date of May 3, 2024. In 2020 the Company entered into eight auto loan agreements, three for $33,849 with a 5.49% interest rate and a maturity date of August 7, 2025, two for $28,095 with a 5.49% interest rate and a maturity date of July 16, 2025, and three for $33,365 with a 7% interest rate and a maturity date of July 13, 2023. Future minimum payments including interest due are as follows:

2021	$	90,608
2022		90,608
2023		70,411
2024		40,670
2025		23,077
Total	$	315,375

NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

Authorized 10,000,000 shares, par value $0.00001, issued and outstanding 7,462,316 as of December 31, 2020 and 2019.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $126,150. The SAFEs are automatically convertible into common stock on the completion of a 2018 Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received by the Company in a 2018 Qualified Financing or the price per share equal to the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance of all shares reserved for future issuance of the Company's equity incentive plan, convertible notes, and SAFEs. The SAFEs were issued in the Crowdfunded Offering (see Note 10), which was not closed as of December 31, 2020.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 700,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2020 and 2019, the Company has issued 295,000 stock options for common stock with an exercise price of either $0.01 or $0.05 per share that vest between 0 and 4 years. As of December 31, 2020 and 2019, 281,111 and 253,611 stock options had vested. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

	190,000 options issued in 2016	105,000 options issued in 2019
Exercise price	$ 0.01	0.05
Fair value share price	0.01	0.05
Expected volatility	60.0%	60.0%
Expected term	2.00 years	2.00 years
Expected dividend rate	0.00%	0.00%
Risk-free rate	1.75%	1.75%
Fair value per share option	$ 0.003	0.017

As of December 31, 2020, 13,889 stock options remain unvested.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal

 **Republic**

Company Name | Upshift

Logo

Headline | Fractional car subscriptions: Car when you need it, gone when you don't

Slides



Tags | Software & SaaS, Combat Carbon, Subscription, Crowd SAFE, Venture-backed, $1M+ raised, Automotive, B2C, Companies, Notable Angel backing, Immigrant Founders, Women Founders

Summary

- Upshift: $19B fractional car subscription market for low mileage drivers
- Raising $3M: expand to DC market, electrify fleet & unmanned delivery tech
- 3X annual growth, 95% retention, $805 acquisition, $5,967 lifetime value
- 659,693 pounds CO2 reduced—like taking 70 vehicles off the road for a year
- Team built of people with decades of experience in mobility and tech
- $1.5M raised from MINI (BMW), Ford, Third Sphere, Climate Capital & angels
- Last campaign on Republic raised $707K from 3007 investors

Problem

A car in the city
is a waste of money

124 million Americans drive less than 10,000 miles/year. They are spending ~ $10,000/year on car payments, maintenance, insurance and parking to have a car on standby.

You are locked into years of payments for a depreciating asset you hardly even use while contributing to ruining the planet. You are saddled with the burdens of dealing with car repairs, maintenance, and insurance claims.

Sources: https://newsroom.aaa.com/asset/your-driving-costs-fact-sheet-august-2021/ and https://www.metromile.com/blog/metromile-auto-insurance-2020/

Solution

Fractional car subscriptions

Upshift is a flexible, convenient, and affordable alternative to leasing a car.

Subscribe to a plan that you can upgrade, downgrade, cancel, or pause anytime and only pay for the days you drive. A hybrid or electric car will be seamlessly delivered and parked next to your doorstep on the days you need it. It will be waiting for you with your own driver profile already set up, clean, and fueled/charged.

At the end of your use just park it and walk away. We'll take it from there.


Fleet
Hybrid and electric
Toyota RAV4
hybrid SUV
Tesla model 3
coming soon!
Toyota Prius
hybrid

Product

Easy to use,
complex under the hood


You book
We deliver
You drive
We pick up

We've built a full technology stack to support members and operations:

1. **Member app:** available on the App Store and Google Play. App enables members to book, set preferences, locate, unlock and drive their car.
2. **Delivery app:** supports logistics, including tracking damage, parking, cleanliness, and members' personal car preferences.
3. **Vehicle telematics integration:** allows real time vehicle data and ability to locate, unlock, lock, and enable vehicle from apps or backend.
4. **Dispatch and fleet management software:** manages delivery job assignments, damage reporting, trip data, and real time fleet and delivery status.
5. **Backend:** handles billing, reservations, accounts, and day credit accounting.



Traction

3x revenue growth YoY

We are currently operating in San Francisco. Our quarterly revenue is growing as follows:

Quarterly Revenues:

20212022

- Q1 **$36,703**
- Q2 **$39,100**
- Q3 **$56,882**
- Q4 **$63,008**

- Q1 **$82,987** (x2.26 Q1 2021)
- Q2 **$100,000** (x2.6 Q2 2021)

Current Snapshot & Projections:*









San Francisco

Accounts	74	Retention	95 %	
Fleet	24 cars	Acquisition	$805	
Lifetime value	$5,967	Recurring revenues	$33,771 / month	

Washington, D.C. `coming soon!`

Recurring revenues	$38,896 / month (member prospects)

* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Urbanites seeking simplicity

Our members are 28-43 year old urban professionals without kids, and 55-65 year old urban empty nesters who drive less than 10,000 miles/year.

They are frequent renters on carshare and rental car who find those options expensive, unreliable, and unpredictable. They are considering leasing a car and looking for flexibility, without all the headaches.

Our average member spends $442/month over 13.5 months for $5,967 lifetime value. Some have spent up to $19,000 or been members 5.5 years.   **10% of Upshift members have invested $105,000 in**

the company.

Our growth is solidified with 95% retention and solid 5 star reviews. Our members love us. **Read our recent Yelp and Google reviews below, it will make you smile!**

Glowing customer reviews



David J.
San Francisco, CA

⭐⭐⭐⭐⭐ 7/22/2021

Okay, buckle up. This is long and I've had a martini.

So I've been hesitant to write this review because I don't want the secret to get out, and, as much as I'm in love with this service and want these guys to scale and change the world, I am also a petty and selfish person and I don't want Upshift to blow up and start altering anything about who they are because, at the present moment, they are perfect. They are standouts in a crowded market. They make real promises, and they never break them. And I love that.

Here's what I mean:

How many times have you been told that a certain company offers "concierge" service only to find out that the service was, in fact, anything but concierge? Upshift is the only "concierge service" I've ever paid for that actually delivered on the promise of concierge service. I mean this very, very seriously. I text these guys, and they show up. I ask for something, and they provide it. They literally set the radio station to whatever I ask for, and make sure that I have an iPhone charger plugged in and ready to go.

And even when I f* up (like the time I left some cat hair in the car because I had, in the midst of a preexisting Upshift rental, chosen to use the car to rush my overweight $22 housecat to an emergency vet appointment in Santa Rosa because he'd licked up some Comet™ Brand Bleach Powder from my bathtub in what I suspect was a suicide attempt related to his distaste for me as a roommate), the Upshift guys are firm and direct and clear with me, but never judgmental or unpleasant. They simply protect their standards, protect the experiences of their other customers, and enforce the rules that they were very clear about from the outset. Which is exactly what I want them to do, and is exactly why I keep getting immaculate cars every single time.

But here's the bigger deal:

In my 3-ish months of being an Upshift member, I've completely changed the way I think about cars and transportation. (For the record, I haven't owned a car in a lot of years, since I was living in NYC for a while, and now SF, and although I've had motorcycles and bicycles it never made sense to have a car. But I've always WANTED a car. I just couldn't justify the cost or effort.) Post-Upshift, I look out my window here in North Beach and watch people jockeying for parking spots, or claiming a single spot for days and days, or clearing all the parking tickets off their windshield, and I think, "Is this really worth it for you?" Is it worth it for the rest of us to see our streets clogged up with people's ugly parked cars day in and day out? Cars that are only used once or twice a week for a couple hours at most? Why is SO much public space in this lovely city given over to people's underused cars?

My point is simple. For as long as Upshift can deliver for me, I will subscribe. For as long as they're around, I'll decline to own a car. And I'll save a ton of money in the process. And it'll be more than worth it. And all of you should get on board.

Also, pro-tip: the Rav-4s are dope, and they're worth the very slight loss of gas mileage.



Carolina C.
Knickerbocker, NY

243 ⊡ 2

★★★★★ 4/19/2021

We've been Upshift customers for nearly 3 years and can't recommend them enough. It's a car service that's has THE BEST customer service, convenience and is so much more affordable than buying / renting a car.

When we first started with them, we thought it sounded too good to be true, but after all these years, I can attest Upshift is the real deal. The team here is doing awesome work.

Some examples on convenience / customer service / affordability:

- You text them / online book a car and a new, clean Prius / RAV4 is dropped off to your front door — talk about white glove service! And returns are just as easy.

- When we got a flat tire (darn Bay Area roads!), they met us in 20 mins with a brand new car so we could go about our day (and they took care of staying behind fix the car). This would have been such a different story if we were using another service... our whole day would have been ruined!

- The cars come kitted out with everything you'll need to hit the road — from Fast track to USB cables for your jams to even snow chains... they've thought of it all!

- You don't have to worry about all the baggage that comes with expensive car ownership like paying for parking permits, break-ins, etc.

- And best of all, the customer service is easy, friendly and super personal!

We love Upshift!



Arjun G.
Newport Beach, CA
 465 ★ 7 3

★★★★★ 6/28/2021

All the convenience of owning a car for just a fraction of the price! I've used Upshift for about a year now and I've had such a great experience. I often use their cars on weekends and they go out of their way to drop off the car the night before so I can get started with my day bright and early. I've also requested a car on last minute notice and Upshift was able to come through in less than 30 min.

I'm saving a ton of money by not owning a car, paying for parking, and having to worry about maintenance but still have the convenience of getting a car whenever I need it even on short notice.

 

Pitch text



Shamala S. Hinrichsen
★★★★★

Positive: Professionalism · Quality · Responsiveness · Value

Super service. There was even a time I needed a car in an hour and the team worked with me to make that happen. An elegant way to get around owning or leasing car. Flexibility, being environmentally-conscious, and just an excellent way to be mobile.

 

Shahzeb Jiwani

Positive: Professionalism · Quality · Value

Really enjoy using Upshift for the last year and a half... It's a consistent service every time. The pricing is great compared to a car rental service and they drop the car off to you and pick it up. They've been doing a great job of making their service simpler and easier to use with the key fobs and new mobile app. Highly recommend for anyone living in the city and does not want to own a car. Ezra and the team are doing an incredible job and hope they can expand to new cities soon.

 

Chris Naco

You'd think you could get a better deal at other places. But look carefully at taxes, insurance and the quality of insurance. Best part of Upshift is that you don't have worry.

- They always have cars
- Pick-up is seamless
- Great service

Business Model

Fractional car subscriptions with simple, transparent pricing



4 days / month
Extra days: $109

$279 / month

8 days / month
Extra days: $99

$479 / month

12 days / month
Extra days: $89

$679 / month

$499 one-time activation fee

Our simple, transparent, all-inclusive monthly pricing means no big down payment, no hidden fees and no long term commitments. Subscribers drive any days they like and days roll over 1 month before expiring.

On day one every new member pays **$499 one-time activation fee**, with 3 available subscriptions:

1. **$279/month for 4 days/month**
2. **$479/month for 8 days/month**
3. **$679/month for 12 days/month**

i.e: Every new subscriber, on day one, is worth **at least $758**.

Additional revenue streams:

1. $89-109/day charge for days beyond your plan.

2. $49/month: share your plan with a significant other.
3. $49/month: pause your plan and retain your days.

Market

Unlocking a $19B market

- In the top 10 US cities, we see an opportunity to replace 3.5M cars being driven <10,000 miles/year.
- $442/month per account. Average 13.5 month retention. Average LTV of $5,967 per account.
- 3.5M cars x $442/member/month is a $19B market opportunity for fractional car subscriptions in the top 10 US markets.
- Based on our expansion requests, we see further opportunity to expand internationally and into smaller cities and suburbs as an alternative to having a second or third car.



3.5M cars
×
$5,304 / year
=
$19B
Driven <10,000 miles/year (Top 10 US cities)
ARR ($442 / member / month × 12 months)

Expanding the market, big opportunity

Current demographic represents ~½ of cars in cities (~3.5m cars in top 10 US markets). Developing our unmanned delivery tech will enable our expansion to lower density markets (smaller cities, suburbs) to replace 2nd and 3rd cars, and address an additional 120M cars driven <10,000 miles/year segment.

Trend: Post-COVID behavior change

"Two years into the COVID-19 pandemic, roughly six-in-ten U.S. workers who say their jobs can mainly be done from home (59%) are working from home all or most of the time."

This study from Pew Research Center (Feb 16, 2022) shows that "hybrid work" is here to stay. People no longer need a car to commute every day.

Trend: High demand for green cars

- Vehicle supply constraints are driving up the cost of cars
- $5/gallon gas is driving demand for hybrid and electric cars

Trend: The world is unstable

- traditional car financing locks you into expensive 6 year terms
- no one knows what the world will be like in 6 months

People need an affordable, flexible, green alternative to car leasing. A car when you need it, that's gone when you don't. That's Upshift.

Majority of workers with jobs that can be done from home are teleworking, even as more workplaces have become available
Among employed adults who say, for the most part, the responsibilities of their job can be done from home, % saying they are currently working from home ...
All/most of the time
Some of the time
Rarely/ never
Jan. 2022
59
18
22
Oct. 2020
71
12
17
Among employed adults with a workplace outside their home who are working from home all or most of the time, % saying they are doing so because ...
Their workplace is closed or unavailable
They choose not to work from workplace
Jan. 2022
38
61
Oct. 2020
64
36
Note: Share of respondents who didn't offer an answer not shown.
Source: Survey of U.S. adults conducted Jan. 24-30, 2022.
"COVID-19 Pandemic Continues To Reshape Work in America"
PEW RESEARCH CENTER





Source:
https://www.pewresearch.org/social-trends/2022/02/16/covid-19-pandemic-continues-to-reshape-work-in-america/

Competition

Redefining car leasing

—

	Leasing	**Upshift**
Flexibility	3+ year lock-in with fixed terms	Upgrade, downgrade, cancel, or pause anytime
Cost	$3,000 down + $1,069 / mo for lease, insurance, & garage	$499 down + $279 / mo for subscription, insurance, & concierge services
Experience	You take care of everything	We take care of everything

Upshift vs leasing

Rental car delivery-services

Company Example(s): Kyte

Value: rental car company that provides the convenience of delivery of a car for the day

Missing: Car delivery-services do not provide vehicle personalization, consistency, or predictability (see reviews above for reference, our members tell it best). Upshift does.

Car subscription services

Company Example(s): Fair, Hertz My Car, Subscribe with Enterprise, Porsche Drive, Audi Select, etc.

Value: subscription services that offer flexibility to have a car month-to-month.

Missing: Car subscription services do not provide concierge services like handling parking, refueling/charging, cleaning, repairs, and maintenance when you are not using it. Upshift does

Carshare services

Company Example(s): Zipcar, Turo, Getaround

Value: easy access to a car by the hour, parked near you

Missing: Carshare services are not affordable and do not offer consistent availability in every location, especially during peak times. Cars are often dirty, unmaintained, or low on gas. Upshift cars are affordable, offer consistent availability and are clean, maintained, and fully fueled or charged.

Rental car

Company Example(s): Enterprise, Avis, Hertz

Value: rent a car by the day or week, mostly at airports

Missing: locations and hours are inconvenient, and cars tend to be generic and entry level.

—
These service providers could and might
pivot into our space but won't be able to easily do so, and it's not their business model either.
—

Vision And Strategy

There when you need it, gone when you don't— scaled

Product market fit

Fractional leasing in San Francisco

Current

2016 · 2020
Fractional

- ✓ Upshift launches in 1st market: San Francisco. $1B market
- ✓ Upshift member app launch + optimization
- ✓ Upshift logistics app launch + optimization

- Upshift logistics app launch + optimization
- Upshift admin panel launch + optimization
- Grew to $150,000 in revenues in 2020

● **2021 · Q2 2022**
Connected, scalable tech stack

- Telematics incorporated in all vehicles (locate, unlock, drive via mobile apps)
- Fleet management software
- Dispatch automation software
- 3x YoY growth
- Now on track for $500,000+ in revenues in 2022

Raising $3M in new equity financing

EVs, unmanned delivery, expansion to DC

$320,000 closed & wired

Future

Q3 2022 ($3M Seed)
Unmanned delivery, EV, DC launch

● DC market launch: East coast $1B market foothold

Unmanned delivery pilot on Prius

Predictive analytics

EV testing Tesla Model 3

Charging logistics automation

● **2023+ ($10M Series A)**
Scale to $15B Serviceable obtainable market

NYC — $10B market

Chicago — $1.5B market

Boston — $0.6B market

Seattle — $0.4B market

Los Angeles — $1.4B market

We are now raising $3M to scale up in San Francisco, launch the DC market, integrate drive-by-wire vehicle delivery technology (teleoperations), and to electrify our fleet. Launching DC will give us an east-coast presence in another $1B addressable market.

The ability to deliver unmanned vehicles remotely will help us scale. We'll have remote-controlled fleets. A remote driver (drive-by-wire) will cut operational costs, shorten delivery times, and enable expansion into lower density markets (mentioned above in the market section) that are already signaling that they want our product with expansion requests.

Our fractional car subscription already:

- replaces 4 cars for every car we add (4 members per car)
- reduces vehicle miles traveled by 47% by incentivizing less driving (usage based pricing)
- cuts emissions in half with an all hybrid fleet (46 MPG fleet average)

Our driving is net zero, and we are making our cities more livable by reducing the number of cars sitting underutilized on our streets.

Electrifying our fleet will further reduce our carbon footprint as we scale making our operations net negative emissions. We plan to 5x the business in the next 12 months before raising a $10M Series A to launch 5 additional markets so we can scale our impact.*

* *Click here for important information regarding Financial Projections* which are not guaranteed.

Impact

Upshift is a vehicle for change

We believe that:

- We need a healthy planet. All our cars are hybrids and reduce gas consumption by 1/2, and we are transitioning to EVs. We have eliminated 655,877 pounds CO2 to date, equivalent to taking 70 vehicles off the road for 1 year.
- Streets are for people, not cars. Every shared car we put on the road takes 4 cars off the road.
- Everyone deserves dignity and respect. Our concierges are employees and we pay $25/hr+ with pathways to growth and equity in the business.
- Diversity is strength. Our team is 69% minority and/or women and we aim to grow that way.



Source: https://www.researchgate.net/publication/224247227_Greenhouse_Gas_Emission_Impacts_of_Carsharing_in_North_America

Funding

$2.4M raised from investors including carmakers and VCs

We have **raised $1.5M** from MINI (BMW), Ford, Third Sphere, Climate Capital, previous Republic campaign (3007 investors), AngelList syndicate, and Jake Gibson (Nerdwallet cofounder).

URBAN-X

  The money was used for building our technology, proving product market fit and funded our go to market operations in San Francisco.

We **have raised $900K** in debt financing for purchasing the vehicles. Investors include HFCA and Toyota Financial Services.

We plan to incorporate a new Upshift, LLC to take on future debt financings to scale our fleet and create a firewall between debt and equity financings.

Equity funding
Republic campaign funds will be equity financing used for development of technology and go-to-market, not to buy cars.

Structure explained

Inc: Equity for tech

Asset light

Upshift, LLC ⟷ **Equity investors**

DE C-Corp

Venture capital
Angels

$1.5M raised

URBAN-X · climate capital · Republic · Jake Gibson (Nerdwallet cofounder)

LLC: Debt for cars

coming soon!

Debt investors ⟷ **Upshift, LLC**

Hedge funds
Private equity
Family
foundations

Bankruptcy
remote SPV

$900K raised

Ford · TOYOTA · HFC Acceptance, LLC · MIDWAY LEASING

Founders

**Ezra Goldman
& Ayako Hiwasa**

Decades of experience in mobility & tech innovation


Founders



Ezra Goldman
Co-founder & CEO

1999 Bikeshare co-founder
2006 eScootershare (MIT)
Managed Danish startup

MIT Massachusetts Institute of Technology



Ayako Hiwasa
Operations co-founder

Launched social
venture in Cambodia

WORLD BANK GROUP

Background
Ezra co-founded a dockless bike-share in 1999 and helped design a shared folding electric scooter at the MIT Media Lab with Piaggio in 2006 while doing his Master's in City Planning. Ezra has consulted on innovation for HP and was managing director of a tech startup in Copenhagen, where he also was a PhD candidate studying why Danish people ride bicycles.

Ayako moved to Cambodia from Japan after college to launch a social enterprise when she could barely speak English, let alone Khmer. She now holds two Master's degrees, has consulted for the World Bank, and advised Stanford University students. She has a sharp mind for process improvement and a passion for creating delightful experiences.

Early days
Ezra drove for rideshare and **Ayako** did gig work to pay the rent while bootstrapping the company in the beginning. This inspired them to hire the Upshift concierge team as W2 employees, pay 1.5x minimum wage ($25/hr in SF), treat everyone with dignity and respect, and make concierges core team members.

Team

	Kelly Johnson	Concierge	
	Edward West	Advisor: Partner @Salmon Nation Capital, Dir Strategy @Earthbanc, Cofounder @Mission Motors (EV motorcycles) @Hylo	
	Bradley Walsh	Advisor: Senior Manager @Allstate, SVP @Santander & Sr Dir @Cox Automotive (Vehicle Financing)	
	Al Lieb	Advisor: Cofounding CEO/CTO @eVite @Clearslide @Gixo	
	Arjun Arora	Advisor: Partner @500 Startups, EIR @Expa, Founder @ReTargeter	
	Joan Reuter	Concierge	
	Byron Shaw	Advisor: Founding Managing Director @GM Ventures, @GM Advanced Technology Silicon Valley Office	
	Griff Long	Advisor: VP Operations @Zipcar, @Equinox, Sr Global Dir Carshare Operations @Hertz, COO @Orange Theory	
	David Brook	Advisor: Cofounder of 1st carshare in North America, helped launch Car2Go, Turo	
	Michael Wang	Advisor: Product Design @Facebook @Lyft @Github	
	Rabendra Sharma	Backend engineer	
	Alex Belikov	Art direction & product design	
	Lena Belogolova	Behavioral scientist	
	Keith Reinbolt	Growth marketing	
	Nick Traverso	Operations assistant	
	Tehreem Javid	Operations	
	Anil Chudasama	Mobile engineer	
	Ayako Hiwasa	Co-founder	Worked at World Bank, advised students at Stanford d.School
	Ezra Goldman	Founder	20+ years in shared mobility (including dockless bike share in 1999 and scooter share in 2006) & MIT MCP (Urban Planning).

Perks

$250	A personal tweet, post or mention on social media
$500	Receive A personal tweet, post or mention on social media.
$1,000	A personal tweet, post or mention on social media.
$2,500	A personal tweet, post or mention on social media.
$5,000	A personal tweet, post or mention on social media.
$10,000	A personal tweet, post or mention on social media.

FAQ

Is this funding going to buying cars?	No. Equity capital goes to technology development, operations, marketing, and other costs associated with building a technology startup.
Are these your cars?	Yes. We looked at all the different ways to use someone else's cars and determined that we would not be able to provide the service quality, consistency, reliability, or operational efficiency we need using third party owned assets. Also, we believe that new technologies like autonomous, connected and electric vehicle technology will evolve quickly over the next few years and we want to be at the cutting edge of these developments. That is why we are building partnerships with vehicle suppliers and vehicle finance partners who can provide a steady funnel of vehicles that meet our specifications.
Why don't you have electric cars?	Currently all our cars are hybrid. We're bringing electric vehicles soon.
How will you scale beyond cities?	After 6 years of operation in SF, we know what works. We plan to expand to DC next and have been running ads to generate waitlist demand for a seamless launch and high utilization out the gate. We also have our eyes on Boston and Seattle which will be even easier to add when our new remote control car tech is added for delivery. We will also continue to expand our existing San Francisco service zone. The barrier to scaling shared mobility is never vehicle supply. It's parking and housing density. You always need to have a car available within walking distance whenever someone wants it. With current business models, you need a lot of people and a lot of cars within proximity of each other- and parking for every vehicle. That's expensive and inefficient. Most services suffer from low utilization rates and high unit economic costs. Operations degrade as so many vehicles in so many places cannot be serviced often or guaranteed to be available nearby. With our model, we just need a few high value subscribers within delivery distance of each other. This will enable us to scale into lower density markets than other service providers can, unlocking new markets for a "second car" solution that were previously not possible. And, of course, this only increases with autonomous vehicle delivery.
Isn't this a super niche market?	We don't think so. We've been in this space for 20+ years and worked on bikeshare, rideshare, scootershare, P2P carshare and other shared transportation models years before others. Typically, when we are onto something it doesn't even have a name or a following. This is the biggest opportunity we have come across yet- to bring the share economy into the car leasing space, and to truly build an alternative to owning a car. By our estimates, this represents about 1/3 of all cars in urban markets, and all their associated costs (insurance, parking, maintenance, etc.).
Why wouldn't someone just buy a car at this price?	People tend to underestimate the true cost of ownership. When you factor in down payments, parking, car payments, insurance, etc. our pricing is quite competitive and in many cases more affordable than owning a car. We feel our value proposition is sufficiently more flexible and convenient to justify the current pricing and our members agree. Our membership base tends to be a similar demographic as far as income and education as use other comparable tech-enabled transportation services (rideshare, etc.) suggesting while some may consider our service an "affordable luxury", they do consider it affordable. We are also testing some new pricing innovations using existing pricing strategies in the automotive industry that will cut the monthly subscription by as much as half which could make it more approachable to a wider audience.
Why won't someone just copy you?	Our core differentiators are the customer experience and our logistics. Existing carshare or rental car operators may try to add delivery, for example. We have built our service and technology from the ground up to optimize our logistics operations. We consider leveraging third party owned assets but determined that their operations (hours, locations, vehicle availability or quality, etc.) would not enable us to provide the reliable, consistent service our members come to us for and would likely lead to expensive delivery costs and/or degraded member experience (cars unavailable, arriving late, dirty, damaged, poorly maintained, etc.). Large corporates in this space have a track record copying slowly or late and then executing poorly as they are not able to sufficiently differentiate from their existing business model (see Enterprise waiting 15 years to copy Zipcar then eventually shutting it down vs Avis just acquiring Zipcar).

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Upshift Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] ("**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Upshift Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (as defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**AAA**" has the meaning set forth in <u>Section 6(j)</u>.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Commercial Rules**" has the meaning set forth in <u>Section 6(j)</u>.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Investment Company Act**" has the meaning set forth in Section 3(f).

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Securities Act**" means the Securities Act of 1933, as amended.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S

REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UPSHIFT INC.

By:
Name: Ezra Goldman
Title: Chief Executive Officer
Address: 981 Mission St, San Francisco, CA 94103
Email: ezra@upshiftcars.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Upshift Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively, the "**Nominee Services**"). Defined terms used in this Nominee Rider and Waiver are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with the majority of the voting power of class of securities the Securities shadow. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

By:

Name: Ezra Goldman, Chief Executive Officer

Date:

EXHIBIT D

Video Transcript

Video Script Upshift Cars 2022 Campaign Page

What if you didn't need to own or lease cars? What if there was a worry-free and flexible alternative?

Hi, I'm Ezra cofounder and CEO of Upshift. I lead a team with decades of experience in urban transportation and technology. We've been building a solution to one of the world's biggest problems with cars.

Maybe you live in a big city and own or lease a car. You are constantly worried about the rising costs of gas, insurance rates, parking tickets and repair work. You have a car you hardly ever drive that's ruining the planet.

Or maybe you don't own a car and you have to deal with going and standing in line at a rental-car counter or taking a carshare every time you want to go somewhere. You are constantly taking a chance on quality, availability, and cost.

Either way, there's no peace of mind.

Upshift is THE solution for you, a fractional car subscription. Simply subscribe to our hybrid and electric fleet for just the days you drive. It is a flexible, affordable, and green alternative to car leasing for urban drivers.

Book via our app and your car will be waiting for you at your doorstep only on the days you need it. It will be ready with your driver profile set up - clean, charged or fueled, and fully insured. At the end of your use just park it and walk away. No worries. No stress.

Together, we can make car ownership a thing of the past. Join us on our mission.

Invest in Upshift today and help us bring Upshift to your city!